Amended and Restated Appendix A to the
Amended and Restated Operating Expenses Limitation Agreement between
Investment Managers Series Trust and Advisors Asset Management, Inc.

Fund	Share Class	Operating Expense Limit (% of Average Annual Daily Net Asset Value of Fund)
AAM/Bahl & Gaynor Income Growth Fund	Class A	1.40%
AAM/Bahl & Gaynor Income Growth Fund	Class C	2.15%
AAM/Bahl & Gaynor Income Growth Fund	Class I	1.15%

Effective on March 28, 2013

AAM/Cutwater Select Income Fund	Class A	0.99%
AAM/Cutwater Select Income Fund	Class C	1.74%
AAM/Cutwater Select Income Fund	Class I	0.74%

Effective on June 30, 2014

AAM/HIMCO Short Duration Fund	Class A	0.84%
AAM/HIMCO Short Duration Fund	Class C	1.59%
AAM/HIMCO Short Duration Fund	Class I	0.59%

Amended and approved by the Board on March 5, 2014.

Agreed and accepted this ___ day of _______, 2014.

INVESTMENT MANAGERS SERIES TRUST	ADVISORS ASSET MANAGEMENT, INC.

By:	By:
Print Name:	Print Name:
Title:	Title: